SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    May, 1999

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------



F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    May  18,  1999
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com


     SPECTRUM SIGNAL PROCESSING SIGNS $ 6.3 MILLION INVESTMENT AGREEMENT WITH
                      TECHNOLOGY PARTNERSHIPS CANADA (TPC)

BURNABY,  B.C., CANADA - MAY 18, 1999 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSE:SSY), announced today that it has signed a $ 6.3 million (Cdn) investment agreement with Technology Partnerships Canada (TPC), to finance research and development of a new Spectrum product line targeted to the telecommunications market. This investment will enable Spectrum to accelerate its investment in this high-growth market, and improve the Company's competitive position internationally.

Spectrum currently develops a variety of telecommunications products that are used for surveillance, secure communications and spectrum monitoring in the law enforcement and defense markets. Rapid advances in digital signal processing technology have created new opportunities for Spectrum - a world leader in high-performance DSP systems - to leverage its considerable technological expertise in this area into the commercial marketplace.

Spectrum will use the repayable investment from TPC to accelerate development of next-generation hardware and software systems that could be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The first of these new products is expected to be released in the year 2000.

"In 1998, Spectrum identified telecommunications as a key growth market for our technology. With TPC's support, we can now put in place the resources, people and partners needed to accelerate the development of new products, to speed our time to market, and to greatly enhance our ability to increase our share of key defense and commercial markets," said Barry Jinks, President & CEO.

"We've got a lot of work ahead of us before our first products are ready for the market, but we'll be announcing clear product development and project milestones as we progress toward commercialization. Our management team is very excited about the opportunities that lie ahead, for us and for our shareholders," Jinks added.

Technology Partnerships Canada is a key element in the government's strategy to promote economic growth and job creation through innovation, positioning Canada to be a leader in the global knowledge economy of the 21st century. The program represents an investment approach to technological development with real risk and reward-sharing with the private sector. Investments are repayable and are intended to help ensure that products with high potential reach the marketplace.

Spectrum Signal Processing is a world leader in DSP system solutions, and offers DSP software, off-the-shelf hardware, custom ASIC design and complete custom systems. The company is ISO9001 quality certified, and can be found on the web at http://www.spectrumsignal.com. Spectrum is located at #100 - 8525 Baxter Place, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604) 421-1764.

Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

     SPECTRUM SIGNAL PROCESSING SIGNS $ 6.3 MILLION INVESTMENT AGREEMENT WITH
                      TECHNOLOGY PARTNERSHIPS CANADA (TPC)

                               SPECTRUM FACT SHEET

QUICK  FACTS  ABOUT  SPECTRUM:
Spectrum is an established leader in the rapidly-growing, high-performance DSP systems market, serving major commercial, defense and industrial customers throughout North America, Europe and Asia. Simply put, Spectrum helps its customers make their products better through the use of digital technology.

The high-performance DSP systems market is growing rapidly due to major technological advances and increased applications for DSP technology in everything from communications surveillance to medical diagnostics.

The high-performance, outsourced DSP systems market - the particular niche in which Spectrum competes - represents nearly 30% of the US$ 1.1 billion worldwide DSP systems business, and both are growing rapidly.

Spectrum has a long list of established and respected Fortune 500 customers. This is a clear endorsement of the company's growing reputation for technological innovation and expertise in high-performance DSP systems.

Spectrum, created in 1987, is a global company with headquarters located in Burnaby, BC, four sales offices in the USA, one sales office in the UK and a wholly-owned subsidiary located in Scotland.

WHAT  IS  DSP?:
Digital signal processing (DSP) is a breakthrough technology that is changing the way machines interact with our world and how we interact with machines.

DSP involves the conversion of "real world" signals, such as light, sound and images, into the digital language of computers - zeroes and ones. Once "digitized" these signals can be enhanced, compressed and manipulated, improving the performance of a wide range of sophisticated electronics systems.

DSP is a complex, fast-evolving technology in which Spectrum has developed a high level of expertise that our customers aren't able to match. In a nutshell, we are the DSP experts that our customers rely on.

Spectrum's DSP systems can be used in a wide range of high-end electronics applications such as communications surveillance, medical diagnostic imaging, radar/sonar, and machine control.
Some  examples:

- National law enforcement and intelligence agencies use Spectrum's digital radio products to track and prevent drug trafficking and terrorist activities.

- Sunkist uses Spectrum's technology to help sort good oranges from bad, thereby improving the quality of oranges consumers buy at the local grocery store.

- Siemens Medical Systems uses a Spectrum DSP system in a sophisticated medical imaging device, enabling medical professionals to make better diagnoses and better treatment decisions for patients.

KEY  FACTS  ABOUT  THE  TPC  INVESTMENT:
TPC is investing Cdn $6.3 million to enable Spectrum to build on its current expertise in digital communications technology and penetrate the high-growth telecommunications market. Potential applications include telecommunications servers and wireless base stations.

Spectrum will use this investment to expedite development of the next generation of digital communications technology, thus bringing it to market faster and gaining a competitive edge in key commercial, industrial and defense markets.

The TPC investment helps lay the foundation to accelerate and broaden Spectrum's product design and development pipeline, and to grow our sales and earnings in the years ahead.

The TPC investment will enable Spectrum to create 75 new high-tech R&D-related jobs, nearly doubling the company's current engineering staff.

Under the terms of the agreement, Spectrum will pay TPC a royalty based on sales of the new TPC-funded products, commencing in 2001. The repayable financing bears no interest charges.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        May 18, 1999               and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)